# SEC Schedule 13D/A (Amendment No. 18) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Runway Growth Finance Corp., CIK 0001653384
CUSIP: 000000000
Title of class of securities: Common Stock, par value $0.01
Address of issuer's principal executive offices: 205 N. Michigan Ave., Suite 4200, Chicago, Illinois (IL), 60601
Date of event which requires filing of this statement: 04/01/2025
Amends the filing with accession number 0000894579-16-000331
Filed by CIK 0001693272
Persons authorized to receive notices and communications: Richard Ting, Oaktree Capital Management, L.P., 333 S. Grand Avenue, 28th Floor, Los Angeles, California (CA), 90071, (213) 830-6300

## Reporting persons
- OCM Growth Holdings LLC (CIK 0001693272): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 9,779,668; sole dispositive power 0; shared dispositive power 9,779,668; aggregate amount beneficially owned 9,779,668 (26.19% of the class)
  Comment: The percent of class is calculated based on 37,347,428 shares of common stock outstanding as of March 18, 2025 (the "Common Stock") as reported in the Issuer's Form 10-K Amendment No. 1 filed with the Securities and Exchange Commission on March 27, 2025 (the 10-K/A).
- Oaktree Capital Holdings, LLC (CIK 0001790787): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 9,779,668; sole dispositive power 0; shared dispositive power 9,779,668; aggregate amount beneficially owned 9,779,668 (26.19% of the class)
  Comment: The percent of class is calculated based on 37,347,428 shares of Common Stock as reported in the 10-K/A.
- Oaktree Capital Group Holdings GP, LLC (CIK 0001493525): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 9,779,668; sole dispositive power 0; shared dispositive power 9,779,668; aggregate amount beneficially owned 9,779,668 (26.19% of the class)
  Comment: The percent of class is calculated based on 37,347,428 shares of Common Stock as reported in the 10-K/A.
- Brookfield Asset Management ULC (CIK 0001962420): type of reporting person: other (OO); citizenship or place of organization: British Columbia Canada (A1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01
Name of issuer: Runway Growth Finance Corp.
Address of issuer's principal executive offices: 205 N. Michigan Ave., Suite 4200, Chicago, Illinois (IL), 60601
Comment:
This Amendment No. 18 to Schedule 13D (this "Amendment No. 18") amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on December 28, 2016, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on April 21, 2017, Amendment No. 2 to Schedule 13D filed with the SEC on June 15, 2017, Amendment No. 3 to Schedule 13D filed with the SEC on September 7, 2017, Amendment No. 4 to Schedule 13D filed with the SEC on December 12, 2017, Amendment No. 5 to Schedule 13D filed with the SEC on October 3, 2019, Amendment No. 6 to Schedule 13D filed with the SEC on December 20, 2019, Amendment No. 7 to Schedule 13D filed with the SEC on August 24, 2020, Amendment No. 8 to Schedule 13D filed with the SEC on October 19, 2020, Amendment No. 9 to Schedule 13D filed with the SEC on February 23, 2022, Amendment No. 10 to Schedule 13D filed with the SEC on July 6, 2023, Amendment No. 11 to Schedule 13D filed with the SEC on November 16, 2023, Amendment No. 12 to Schedule 13D filed with the SEC on December 14, 2023, Amendment No. 13 to Schedule 13D filed with the SEC on March 20, 2024, and Amendment No. 14 to the Schedule 13D filed with the SEC on May 9, 2024, Amendment No. 15 to Schedule 13D filed with the SEC on May 16, 2024, Amendment No. 16 to Schedule 13D filed with the SEC on June 12, 2024 and Amendment No. 17 to Schedule 13D filed with the SEC on November 14, 2024 (as so amended, the "Schedule 13D"), with respect to shares of the common stock, par value $0.01 per share ("Common Stock"), of Runway Growth Finance Corp., a Maryland corporation (the "Issuer"). The address of the principal executive office of the Issuer is Runway Growth Finance Corp., 205 N. Michigan Ave, Stuie 4200, Chicago, IL 60601. Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13D. From and after the date hereof, all references in the Schedule 13D to the Schedule 13D or terms of similar import shall be deemed to refer to the Schedule 13D as amended and supplemented by the foregoing amendments.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Statement.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) to the Schedule 13D is hereby amended and restated in its entirety as follows:

1) OCM Growth Holdings LLC, a Delaware limited liability company (the "OCM Growth"), whose principal business is to invest in securities;
2) Oaktree Capital Holdings, LLC, a Delaware limited liability company ("OCH"), in its capacity as the indirect manager of OCM Growth;
3) Oaktree Capital Group Holdings GP, LLC, a Delaware limited liability company ("OCGH GP," and together with OCM Growth, Fund Xb Delaware, and OCH, the "Oaktree Entities"), whose principal business is to serve as, and perform the functions of, the indirect owner of the class B units of OCH, in its capacity as such; and
4) Brookfield Asset Management ULC ("BAM ULC").

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated as follows:

The information contained in rows 11 and 13 of the cover pages of this Schedule 13D is hereby incorporated by reference. The Oaktree Parties hold an aggregate 9,779,668 shares of Common Stock, representing approximately 26.19% of the Common Stock outstanding as of the date hereof. All such ownership percentages of the securities reported herein are based upon 37,347,428 shares of Common Stock outstanding as of March 18, 2025, as reported by the Issuer in its annual report on Form 10-K/A filed with the SEC on March 27, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and restated as follows:
The information contained in rows 7-10 of the cover pages of this Schedule 13D is hereby incorporated by reference.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and restated as follows:

On April 1, 2025, The Oaktree Parties sold an aggregate of 1,000,000 shares of Common Stock for $10.35 per share, pursuant to a Rule 144 sale.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Item 5(e) of the Schedule 13D is hereby amended and restated as follows:

Brookfield, which previously reported together with the Oaktree Parties, has been determined to no longer act together with the Oaktree Parties, and therefore has ceased to be the beneficial owner of more than five percent of the securities covered by this Amendment No. 18.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.7 Agreement Required for Joint Filing by Rule 13d - 1(k)(1) under the Securities Exchange Act of 1934, by and among the Reporting Persons as of April 3, 2025.

## Signatures
- OCM Growth Holdings LLC: /s/ Henry Orren, Henry Orren / Managing Director (04/03/2025)
- Oaktree Capital Holdings, LLC: /s/ Henry Orren, Henry Orren / Managing Director (04/03/2025)
- Oaktree Capital Group Holdings GP, LLC: /s/ Henry Orren, Henry Orren / Managing Director (04/03/2025)
- Brookfield Asset Management ULC: /s/ Kathy Sarpash, Kathy Sarpash / Managing Director, Legal & Regulatory (04/03/2025)